Exhibit 12

HARSCO CORPORATION
Computation of Ratios of Earnings to Fixed Charges

	YEARS ENDED DECEMBER 31
(In thousands)	2013		2012		2011	2010	2009
Pre-tax income from continuing operations attributable to Harsco shareholders	$(191,537)	(a)	$(218,442)	(b)	$40,401	$15,161	$152,347
Add: Consolidated Fixed Charges computed below	78,637		80,073		86,608	97,334	95,180
Net adjustments for unconsolidated entities	(1,511)		(256)		(464)	(214)	(94)
Net adjustments for capitalized interest	53		128		165	125	(572)
Consolidated Earnings Available for Fixed Charges (c)	$(114,358)	(a)	$(138,497)	(b)	$126,710	$112,406	$246,861

Consolidated Fixed Charges:
Interest expense per financial statements (d)	$49,654		$47,381		$48,735	$60,623	$62,746
Interest expense capitalized	577		476		250	254	947
Portion of rentals (1/3) representing a reasonable approximation of the interest factor	28,406		32,216		37,623	36,457	31,487
Consolidated Fixed Charges	$78,637		$80,073		$86,608	$97,334	$95,180
Consolidated Ratio of Earnings to Fixed Charges	—	(a)(e)	—	(b) (f)	1.46	1.15	2.59

(a)	During 2013, the Company recorded a $271.3 million, non-cash pre-tax long-lived asset impairment charge, or $3.16 per basic and diluted share.

(b)
In the fourth quarter of 2012, the Company incurred a $265.0 million, pre-tax goodwill impairment charge, or $3.29 per basic and diluted share. Please refer to Note 6, Goodwill and Other Intangible Assets to the Company's consolidated financial statements, under Part II, Item 8, "Financial Statements and Supplementary Data."

(c)	Does not include interest related to uncertain tax position obligations.

(d)	Includes amortization of debt discount.

(e)	For the year ended December 31, 2013, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $193.0 million to achieve a coverage of 1:1.

(f)	For the year ended December 31, 2012, the ratio coverage was less that 1:1. We would have needed to generate additional earnings of $218.6 million to achieve a coverage of 1:1.